82-5204

GKN PLC

GKN plc
PO Box 55, Ipsley House
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

04036383

By Hand

12 August 2004

Document Disclosure Team
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

New GKN PLC

SUPPL

AUG 2004

Dear Sirs,

SHAREHOLDER CIRCULAR AND INTERIM REPORT

In accordance with paragraph 9.31 of the Listing Rules, I enclose two copies of each of the following documents being despatched to shareholders of GKN plc today:

(a) 2004 Interim Report;

(b) Circular regarding a proposed disposal/Notice of Extraordinary General Meeting; and

(c) Form of Proxy.

Would you please arrange for the documents to be made available at the Document Viewing Facility from **Friday 13 August 2004**. I confirm that a Regulatory Information Service will be notified of the availability of the documents in accordance with paragraph 9.32 of the Listing Rules.

Yours faithfully

David Pavey
Assistant Company Secretary

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

Enc.

cc: Mr. A. Kapur - UBS Limited
Mr. R. Constant - Cazenove & Co. Limited
The United States Securities and Exchange Commission – Exemption File 82-5204

K:\GKN Interim Report\2004\Cor\08-12-I-UKLA re Interim Report and Circular.doc

This document is important and requires your immediate attention. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser, duly authorised under the Financial Services and Markets Act 2000, immediately.

If you have sold or otherwise transferred all of your Ordinary Shares in GKN plc, you should send this document, together with the accompanying Form of Proxy, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

UBS is acting for GKN plc in relation to the matters described in this document and no one else and will not be responsible to any person other than GKN plc for providing the protections afforded to clients of UBS nor for providing advice in relation to the matters described or referred to in or the contents of this document.

GKN PLC

Proposed disposal of 50% interest in AgustaWestland and related property and Notice of Extraordinary General Meeting

---

Your attention is drawn to the letter from the Chairman of GKN plc which is set out on pages 6 to 10 of this document and which contains a recommendation by the Directors to vote in favour of the resolution to be proposed at the Extraordinary General Meeting referred to below.

Notice of an Extraordinary General Meeting of GKN plc to be held at the Institution of Electrical Engineers, Savoy Place, London WC2R 0BL on Wednesday, 1 September 2004 at 3 p.m. is set out on page 21 of this document. To be valid, proxy appointments for the Extraordinary General Meeting must be received by GKN plc's registrar, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6BG not later than 3 p.m. on Monday, 30 August 2004. Appointment of a proxy will not prevent shareholders from attending and voting in person at the Extraordinary General Meeting should they wish to do so.

The action to be taken by Shareholders is set out on page 9 of this document.

Contents

Certain statements made in this document may be forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the GKN Group operates. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated. Subject to its continuing obligations under the Listing Rules, GKN assumes no responsibility to update any of the forward looking statements contained herein.

Expected timetable of principal events

Event	*Time and Date*
Latest time and date for the appointment of proxies for the Extraordinary General Meeting	3 p.m. Monday, 30 August 2004
Extraordinary General Meeting	3 p.m. Wednesday, 1 September 2004
Expected date of Completion	by 31 December 2004

The Extraordinary General Meeting will be held at the Institution of Electrical Engineers, Savoy Place, London WC2R 0BL at 3 p.m. on Wednesday, 1 September 2004. Instructions for the appointment of proxies are set out on page 9 and in the Notes at the end of the Notice of Extraordinary General Meeting on pages 21 to 22 of this document.

Directors and Advisers

Directors

Roy Brown	Non-executive Chairman
Baroness Hogg	Deputy Chairman and Senior Independent Director
Kevin Smith, CBE	Chief Executive
Richard Clowes	Managing Director Powder Metallurgy, OffHighway & AutoComponents
Ian Griffiths	Managing Director GKN Driveline
Nigel Stein	Finance Director
Sir Ian Gibson, CBE	Non-executive Director
Helmut Mamsch	Non-executive Director
Sir Christopher Meyer	Non-executive Director
Sir Peter Williams	Non-executive Director

Company Secretary

Grey Denham

Registered Office

PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL

London Office

7 Cleveland Row
London SW1A 1DB

Financial Adviser and Joint Stockbroker

UBS Investment Bank
1 Finsbury Avenue
London EC2M 2PP

Joint Stockbroker

Cazenove & Co. Ltd
20 Moorgate
London EC2R 6DA

Auditors and Reporting Accountants

PricewaterhouseCoopers LLP
Cornwall Court
19 Cornwall Street
Birmingham B3 2DT

Solicitors to GKN on the transaction

Simmons & Simmons
CityPoint
One Ropemaker Street
London EC2Y 9SS

Registrar

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Definitions

In this document and the accompanying Form of Proxy, unless the context otherwise requires, the following words and expressions shall have the following meanings:

"Act"	the Companies Act 1985 (as amended)
"AgustaWestland"	AgustaWestland NV and, where the context requires, its subsidiary undertakings
"AgustaWestland Group"	AgustaWestland and its subsidiary undertakings
"AgustaWestland Shares"	shares in the capital of AgustaWestland owned by the GKN Group
"Completion"	completion of the Disposal
"Continuing Group"	the GKN Group after Completion
"Directors" or "Board"	the directors of the Company whose names are set out on page 4 of this document
"Disposal"	the proposed disposal of GKN's interest in AgustaWestland and related property, as summarised in Parts I and II of this document
"Disposal Agreement"	the conditional sale and purchase agreement dated 27 July 2004 between the Company and the Purchaser, the principal terms of which are summarised in Part II of this document
"EGM" or "Extraordinary General Meeting"	the Extraordinary General Meeting of the Company to be held at the Institution of Electrical Engineers, Savoy Place, London WC2R 0BL at 3 p.m. on Wednesday, 1 September 2004, notice of which is set out on page 21 of this document
"Form of Proxy"	the form of proxy accompanying this document
"GKN" or "Company"	GKN plc and, where the context requires, its subsidiary undertakings
"GKN Employee Share Schemes"	the GKN Long Term Incentive Plans and the GKN Share Option Schemes
"GKN Group"	the Company and its subsidiary undertakings
"GKN Long Term Incentive Plans"	the GKN Directors and Senior Executive Long Term Incentive Plan 2001 and the GKN Overseas Directors and Senior Executive Long Term Incentive Plan 2001
"GKN Ordinary Shares"	ordinary shares of 50 pence each in the capital of GKN
"GKN Share Option Schemes"	the GKN Executive Share Option Scheme 1988, the GKN Overseas Executive Share Option Scheme 1988, the GKN Executive Share Option Scheme 2001, the GKN 1995 SAYE Share Option Scheme and the GKN SAYE Share Option Scheme 2001
"Property Disposal"	the disposal of property at Yeovil used principally by AgustaWestland, the principal terms of which are summarised in Part II of this document
"Purchaser" or "Finmeccanica"	Finmeccanica S.p.A.
"Resolution"	the resolution to approve the Disposal to be proposed at the EGM, the full text of which is contained in the notice of EGM set out on page 21 of this document
"Shareholders"	holders of GKN Ordinary Shares
"UBS" or "UBS Investment Bank"	UBS Limited
"UKLA" or "UK Listing Authority"	the Financial Services Authority acting in its capacity as competent authority for the listing of securities in the United Kingdom under Part VI of the Financial Services and Markets Act 2000

Part I
Letter from the Chairman of GKN plc

GKN PLC

GKN plc
7 Cleveland Row
London
SW1A 1DB

12 August 2004

To the holders of GKN Ordinary Shares and, for information only, to participants in the GKN Employee Share Schemes

Dear Shareholder

Proposed disposal of 50% interest in AgustaWestland and related property for £1,063.5 million in cash

1. INTRODUCTION

On 28 July 2004, the Board of GKN announced that it had conditionally agreed to dispose of GKN's share in AgustaWestland and the related UK aircraft manufacturing facilities and airfield at Yeovil to Finmeccanica. Under the terms of the Disposal, GKN will receive £1,063.5 million in cash at Completion.

The agreed consideration of £1,063.5 million anticipates the award by the UK Ministry of Defence of the Future Lynx programmes to re-equip the British Army and Royal Navy with a fleet of re-manufactured Lynx helicopters. If the programmes are not awarded by 31 May 2008, the consideration will be reduced by £35 million.

In view of its size and, by virtue of the AgustaWestland joint venture, as a related party transaction with Finmeccanica, the Disposal requires the approval of Shareholders at an Extraordinary General Meeting to be held on Wednesday, 1 September 2004. The purpose of this document is to provide Shareholders with details of the Disposal, to explain why the Board considers the Disposal to be in the best interests of Shareholders, and to convene an EGM to seek Shareholders' approval for the Disposal. The notice convening the EGM is set out on page 21 of this document.

2. BACKGROUND TO AND REASONS FOR THE DISPOSAL

GKN seeks to manage its businesses to provide long-term value for Shareholders. The Company's strategy is focused on growth through superior technology and excellent customer service on a global basis serving customers in the automotive and aerospace industries.

The global helicopter industry is characterised by having five major manufacturers and is heavily dependent on defence expenditure, with around 80% of global helicopter production being for defence. The Board believes that further consolidation of manufacturers is essential. In 2001, in order to achieve critical size in this market and to facilitate better access to global markets, GKN combined its helicopter operations with Finmeccanica's to form a new jointly owned helicopter company, AgustaWestland. The strong position of AgustaWestland points to the success of this strategy. Formation of the joint venture structure has created value for GKN and Finmeccanica and has placed AgustaWestland in a strong position with advanced new products and success in export markets, to the benefit of both customers and employees.

Whilst the joint venture has been highly successful, constraints in the joint venture structure and strong governmental influence in the helicopter sector limit GKN's ability to control the future strategic development of the business. The Board has therefore decided, after careful consideration, in view of these constraints and the significant potential to develop its wholly owned aerospace and automotive businesses, to dispose of GKN's interest in AgustaWestland.

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane,
Redditch, Worcestershire B98 0TL, England

The Board believes that the Disposal crystallises significant proceeds at an attractive valuation which will strengthen GKN's balance sheet and provide the flexibility to accelerate the development of the Continuing Group. In particular, developments in aerospace structures technology, particularly composite materials, and the continued outsourcing of manufacturing by the aircraft manufacturers provide significant opportunities for growth at a time when the commercial aircraft sector is forecast to enter its recovery phase; in addition, continued developments in driveline technology offer new opportunities for GKN as a global leader in that sector.

The Board believes that the sale of GKN's share in AgustaWestland provides the Continuing Group with a significant opportunity to enhance the Company's growth profile and strengthen further GKN's strategic positioning in markets where it is already well established.

GKN's Board intends to continue its policy of adhering to strict investment principles to create long-term value for Shareholders. The financial impact of the Disposal, before the effects of re-investment, is expected to be moderately dilutive to earnings per share in the short term and will leave the Continuing Group in a net cash positive position.

3. INFORMATION ON AGUSTAWESTLAND

AgustaWestland is one of the world's largest helicopter suppliers and is owned jointly by GKN and Finmeccanica, each of which have a 50% shareholding. This joint venture was created in early 2001 from the combination of GKN and Finmeccanica's respective helicopter businesses.

AgustaWestland manufactures a range of medium to heavy-lift military and civil helicopters and provides engineering support and training services. In 2003, approximately 80% of worldwide sales were to the military market (naval operations, rescue, tactical transport, patrolling and surveillance), with around 20% to civil markets (passenger transport, emergency medical services, law enforcement, civil protection and firefighting). Revenues were spread between aircraft production (some 60%) and after-market engineering support and training (some 40%). AgustaWestland's market on the military side is largely defined by national government budgets and programmes. The main global influence is US Department of Defense spending, where there are a number of major programmes which will be initiated in the next two or three years. In addition, there are market opportunities for AgustaWestland's products in both Europe and South East Asia.

The property which forms part of the Disposal is specific freehold land and buildings, located at Yeovil, UK, and owned by GKN. As at 31 December 2003 it had a net book value of £43 million. In respect of the year ended 31 December 2003, GKN derived a net rental income from the property of some £3 million. The property is on a site principally occupied by AgustaWestland. A small part of this site is occupied by a third party tenant and certain buildings are currently used, and will continue to be used, partly by AgustaWestland and partly by the GKN Group.

4. FINANCIAL INFORMATION ON AGUSTAWESTLAND

Summary financial information in respect of GKN's share of the AgustaWestland Group for the three years ended 31 December 2003, which has been extracted without material adjustment from the financial information on AgustaWestland set out in Part III of this document, is set out below:

	Year ended 31 December		
	2001	**2002**	**2003**
	£m	**£m**	**£m**
Operating profit[1]	77	88	96
Profit before tax	76	86	96

1 *After goodwill amortisation and restructuring costs*

As at 31 December 2003, GKN's share of the net assets of the AgustaWestland Group was £169 million.

More detailed financial information relating to GKN's share of the profits and net assets of the AgustaWestland Group for the three years ended and as at 31 December 2003 is set out in Part III of this document. This document should be read as a whole and selected or summarised information should not be relied upon.

An unaudited pro forma statement of net assets of the Continuing Group as at 30 June 2004, assuming completion of the Disposal, is set out in Part IV of this document.

5. PRINCIPAL TERMS AND CONDITIONS OF THE DISPOSAL

Under the terms of the Disposal, the consideration receivable by GKN will be £1,063.5 million, payable in cash on Completion, subject to the possible repayment of £35 million (which in the interim will be held in escrow) by way of a reduction in the purchase price if orders relating to the upgrade or modification of the UK Ministry of Defence's fleet of Lynx helicopters which can be expected to generate revenues of £938 million have not been received by AgustaWestland by 31 May 2008, of which orders expected to generate revenues of £469 million must have been received by 31 May 2006.

The Disposal is conditional principally upon:

(i) approval of Shareholders at the Extraordinary General Meeting; and

(ii) satisfaction of the regulatory conditions described in Part II of this document.

The Board expects that each of the conditions will be satisfied and the Disposal completed by the end of 2004.

Further details and the principal terms of the Disposal are set out in Part II of this document.

6. USE OF PROCEEDS AND STRATEGIC DEVELOPMENT

GKN expects to receive proceeds from the Disposal of £1,063.5 million (before expenses of £3.8 million). The stronger balance sheet that GKN will have following the Disposal will position the Company to accelerate its pace of growth and increase its range of strategic options. GKN's strategy for growth continues to be based on:

- organic growth in its core Automotive and Aerospace businesses;
- development of superior technology and emerging market presence;
- moving into adjacent sectors such as Torque Management Systems; and
- if the opportunity arises, selective value enhancing acquisitions in both the Automotive and Aerospace sectors.

Although no decision has been taken as to the specific use of the Disposal proceeds, in the short-term GKN will consider paying down short-term bank borrowings and may make early payments into the GKN pension fund. Furthermore, as announced at the Annual General Meeting of the Company on 20 May 2004, GKN may also take the opportunity to buy back GKN Ordinary Shares in the market to hold temporarily in treasury if to do so would enhance earnings per share. In considering these options, the Board will seek to create long-term shareholder value.

7. CURRENT TRADING AND PROSPECTS OF THE CONTINUING GROUP

In the GKN Group's announcement of its interim results for the six months ended 30 June 2004 published on 5 August 2004, the following statement on current trading and future prospects was made:

"The first half of 2004 has been very much as we expected. We have forged ahead with GKN's strategic development and have also delivered a creditable set of results in the face of unhelpful currency fluctuations and sharply increased raw material prices.

Reported sales for the overall Group were broadly level with last year but that includes an adverse impact from currency and lower sales in AgustaWestland. Excluding AgustaWestland and Alvis and stripping out the effect of currency, sales of continuing businesses in the period were 10% higher than the first half of last year, reflecting good organic growth and our focused acquisitions.

Operating profit before goodwill amortisation and exceptional items of £141 million is £19 million below the first half of last year and reflects £7 million adverse impact of currency translation. Again, excluding AgustaWestland and Alvis and eliminating currency impacts, profit was ahead of last year by 5%.

On a strategic level we have agreed the sale of our AgustaWestland shareholding for more than £1 billion in cash, we have enlarged our presence in Japan and China, we have taken steps to enlarge our automotive and aerospace technology resources and a global rebalancing of our driveline manufacturing has now commenced.

The outlook for the year remains very much in line with the statements made in the 2003 Annual Report and at the AGM in May. Automotive customers' schedules in North America and Western Europe are indicating that production levels in the third quarter will be broadly similar to last year. For the fourth quarter, although external forecasts for North America continue to indicate some volume recovery, expectations are trending lower and we remain cautious. Little change from 2003 is anticipated in Western Europe. Emerging markets, where we continue to expand our presence, look set to continue their growth, leaving global automotive production in the second half some 3% ahead of the same period last year.

In Aerospace we see continuing strong demand on military programmes, largely in the US. In civil markets, sharply increased passenger numbers and recent statements from aircraft manufacturers give support to the view that recovery will commence during next year.

Against that background we expect our Automotive businesses broadly to maintain their first half performance, allowing for the inherent seasonality in automotive production between the first and second half. The costs of higher raw material prices, currency and additional pension deficit charges look set to continue for a while, but will not interfere with the drive for operational excellence and the continuing achievement of top-line growth.

Aerospace Services should see a stronger second half as programmes come back on schedule and new business wins in the US speciality components business are converted into sales.

The strategic restructuring programmes outlined in March for Driveline and the rest of the Group have commenced. Little benefit was assumed in the current year but our expectation for their overall benefit remains unchanged.

Overall, we expect little short-term change in our markets and, setting aside the impact of AgustaWestland leaving the Group and any exceptional items, the full year should be much in line with current market expectations.

Looking further ahead, the sale of our stake in AgustaWestland is a transforming move for GKN and provides a strong platform for the strategic development of the Group."

Since the date of the above announcement, there have been no major changes in trading, which remains in line with the Board's expectations. The Board is confident of the prospects of the Continuing Group for at least the current financial year.

8. EXTRAORDINARY GENERAL MEETING

You will find set out on page 21 of this document a notice convening an EGM of the Company to be held at 3 p.m. on Wednesday, 1 September 2004 at the Institution of Electrical Engineers, Savoy Place, London WC2R 0BL for the purpose of considering and, if thought fit, passing the Resolution.

9. ACTION TO BE TAKEN

Enclosed with this document is a Form of Proxy to be used in connection with the EGM. You are requested to complete the Form of Proxy in accordance with the instructions thereon and return it to the Company's registrar, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6BG, so as to arrive as soon as possible and in any event no later than 3 p.m. on Monday, 30 August 2004. You may, if you prefer, submit your proxy appointment electronically either via the internet or, if you are a CREST member, through the CREST system — please refer to the notes on pages 21 to 22 of this document for details. The appointment of a proxy will not prevent you from attending and voting at the EGM in person if you so wish.

10. FURTHER INFORMATION

Your attention is drawn to the further information set out in Parts II to V (inclusive) of this document.

11. RECOMMENDATION

The Board considers that the value to the Company of the interest in AgustaWestland and the related property to be disposed of justifies the consideration to be received and that the terms of the Disposal are in the best interests of Shareholders as a whole.

The Board also considers, having been so advised by UBS, that the Disposal is fair and reasonable so far as Shareholders are concerned. In providing its financial advice UBS has taken into account the Directors' commercial assessment of the Disposal.

Your Directors unanimously recommend that Shareholders vote in favour of the Resolution to be proposed at the Extraordinary General Meeting as they intend to do in respect of their own beneficial shareholdings amounting in aggregate to 526,345 GKN Ordinary Shares and which represent 0.07 per cent of the entire issued ordinary share capital of the Company.

Yours faithfully

Roy Brown
Chairman

Part II
Summary of the principal terms of the Disposal

1. THE DISPOSAL AGREEMENT

Consideration

At Completion, GKN will receive a consideration of £1,001.5 million in cash for the AgustaWestland Shares.

£35 million will be put in escrow in respect of the reduction in the purchase price if orders relating to the upgrade or modification of the UK Ministry of Defence's fleet of Lynx helicopters which can be expected to generate revenues of £938 million have not been received by AgustaWestland by 31 May 2008, of which orders expected to generate revenues of £469 million must have been received by 31 May 2006. Should the escrow amount be payable to Finmeccanica, GKN must also pay to Finmeccanica interest on it at the rate of EURIBOR plus 3%.

There are no forms of consideration adjustments in place other than as referred to above.

Conditions

Completion is conditional on the approval by Shareholders at the Extraordinary General Meeting and satisfaction of certain regulatory conditions. It is also conditional on implementation of the Property Disposal. The regulatory conditions include clearance of the Disposal by the European Commission under the EC Merger Regulation. If the UK Government or the Italian Government seek to take measures in relation to the military aspects of the Disposal, it is also conditional on the UK Secretary of State for Trade and Industry indicating that she does not intend to refer it to the UK Competition Commission and/or on the Italian Competition Authority having cleared the military aspects of the Disposal (as applicable).

Release

GKN and Finmeccanica are together or individually liable under performance bonds and customer finance obligations relating to the performance by certain companies in the AgustaWestland Group under long-term or other contracts for the development, manufacture and supply of helicopters and related contracts. Finmeccanica has agreed (a) to use its best endeavours to ensure the release of GKN from these obligations as from Completion and (b) pending such release, to indemnify GKN.

Non-compete covenants

GKN has agreed that the Continuing Group will not compete with the AgustaWestland Group in the three years following Completion in relation to the sale of complete helicopters and specified related businesses carried on by the AgustaWestland Group. The Continuing Group is, however, not restricted from carrying on its business as carried out at Completion.

2. THE PROPERTY DISPOSAL

GKN has agreed with Finmeccanica to sell to the AgustaWestland Group the freehold interest in a site in Yeovil comprising approximately 250 acres and which is adjacent to land owned and used by the GKN Group which GKN is retaining. This 250 acre site is principally occupied by the AgustaWestland Group (a small part of the site is currently occupied by a third party tenant). The sale of this freehold interest will be for a cash payment of £62 million (included in the £1,063.5 million total consideration receivable on Completion) excluding any applicable VAT. As at 31 December 2003, the net book value (as extracted without material adjustment from the accounting records of GKN which formed the basis of the audited accounts for the year ended 31 December 2003) of this freehold interest was £43 million.

GKN is to provide indemnification to the AgustaWestland Group in respect of historical environmental contamination liabilities arising from the condition of the site being sold before Completion subject to an overall limit and various exclusions (which include liabilities arising from the acts or omissions of the AgustaWestland Group prior to Completion). These indemnification arrangements will replace those provided by GKN under the existing joint venture agreement.

Part III
Financial information on GKN's share of AgustaWestland

Nature of the financial information

The financial information contained in this Part III has been extracted without material adjustment from the GKN Group's statutory accounts for the two financial years ended 31 December 2002 and 31 December 2003 which have been delivered to the Registrar of Companies, and from the GKN Group's unaudited interim financial statements for the six months ended 30 June 2004. The financial information for the year ended 31 December 2001 is extracted from the comparative figures in the accounts for the year ended 31 December 2002 as they were restated to reflect the adoption of FRS19 'Deferred Tax'. The statutory accounts for the years ended 31 December 2002 and 31 December 2003 were reported on by PricewaterhouseCoopers LLP. These reports were unqualified and did not contain a statement under Section 237 (2) or (3) of the Act. The financial information contained in this Part III does not constitute statutory accounts within the meaning of section 240 of the Act.

GKN's share of the results and net assets of the AgustaWestland Group were as follows:

Profit and loss account	Restated[1] 2001 £m	Year ended 31 December 2002 £m	Year ended 31 December 2003 £m	Six months ended 30 June 2004 £m
Sales	784	865	876	387
Operating profit before goodwill amortisation and restructuring costs	82	104	102	41
Restructuring costs	—	(11)	—	—
Goodwill amortisation	(5)	(5)	(6)	(3)
Operating profit after goodwill amortisation and restructuring costs	77	88	96	38
Net interest	(1)	(2)	—	—
Profit before tax	76	86	96	38
Taxation	(27)	(29)	(24)	(12)
Profit after tax	49	57	72	26

1 *Restated to reflect the adoption of FRS19 'Deferred tax' in the year ended 31 December 2002*

Balance sheet	As at 31 December 2003 £m	As at 30 June 2004 £m
Fixed assets	183	176
Current assets	860	880
Total assets	1,043	1,056
Liabilities due within one year	(489)	(494)
Liabilities due after one year	(385)	(375)
Total liabilities	(874)	(869)
Net assets	169	187

In addition, as at 31 December 2003, the property to be disposed of had a net book value of £43 million (£42 million as at 30 June 2004). In respect of the year ended 31 December 2003, GKN derived a net rental income from the property of some £3 million (some £1 million in respect of the six months ended 30 June 2004).

Part IV
Unaudited pro forma statement of net assets of the Continuing Group

The following is an unaudited pro forma net assets statement of the Continuing Group which has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Disposal, as if it had taken place on 30 June 2004. This pro forma net assets statement has been prepared for illustrative purposes only and because of its nature may not give a true picture of the financial position of the Continuing Group following the Disposal.

	Unaudited GKN Group as at 30 June 2004 (Note 1) £m	Adjustment: Disposal of interest in AgustaWestland and related property (Note 2) £m	Adjustment: Consideration (Note 3) £m	Unaudited pro forma for Continuing Group as at 30 June 2004 £m
Fixed assets				
Intangible assets — goodwill	317	—	—	**317**
Tangible assets	1,334	(42)	—	**1,292**
	1,651	(42)	—	**1,609**
Investments				
Joint ventures:				
Share of gross assets	1,220	(1,056)	—	**164**
Share of gross liabilities	(941)	869	—	**(72)**
	279	(187)	—	**92**
Other investments	6	—	—	**6**
	285	(187)	—	**98**
Total fixed assets	1,936	(229)	—	**1,707**
Current assets				
Stocks	499	—	—	**499**
Debtors	791	—	—	**791**
Cash at bank and in hand	177	—	1,060	**1,237**
	1,467	—	1,060	**2,527**
Creditors: amounts falling due within one year				
Short-term borrowings	(46)	—	—	**(46)**
Creditors	(874)	—	—	**(874)**
Taxation payable	(158)	(2)	—	**(160)**
Dividend payable	(29)	—	—	**(29)**
	(1,107)	(2)	—	**(1,109)**
Net current assets	360	(2)	1,060	**1,418**
Total assets less current liabilities	2,296	(231)	1,060	**3,125**
Creditors: amounts falling due beyond one year				
Term loans and obligations under finance leases	(1,007)	—	—	**(1,007)**
Provisions for liabilities and charges	(383)	—	—	**(383)**
Net assets	906	(231)	1,060	**1,735**

Notes

1 *The net assets of the GKN Group have been extracted without material adjustment from the interim financial statements (unaudited) of the GKN Group for the six months ended 30 June 2004.*

2 *The adjustment reflects the elimination of GKN's share of the gross assets and liabilities of AgustaWestland as set out in Part III, which have been extracted without material adjustment from the interim financial statements (unaudited) of the GKN Group for the six months ended 30 June 2004, and the net book value of the property to be sold as part of the Disposal of £42 million as set out in Part III, which has been extracted without material adjustment from the accounting records which formed the basis of those interim financial statements, together with an associated tax charge of £2 million on the Property Disposal.*

3 *The adjustment reflects the assumed net proceeds of £1,059.7 million (after deducting expenses of £3.8 million), which are expected to be received as a result of the Disposal and as are set out in Part II. The assumed net proceeds include the £35 million which is to be paid into an escrow account and this is reflected in the pro forma statement of net assets as cash on the assumption that this money will be released from the escrow account to the Company on the award of the Future Lynx programme. As noted in Part II, if the programme is not awarded to AgustaWestland by May 2008, the £35 million held in escrow would be required to be repaid to Finmeccanica.*

4 *No account has been taken of the trading results of the Continuing Group or the AgustaWestland Group for the period since 30 June 2004.*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Cornwall Court
19 Cornwall Street
Birmingham B3 2DT

The Directors
GKN plc
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

12 August 2004

Dear Sirs

GKN plc (the "Company")

We report on the pro forma net assets statement set out in Part IV of the Company's circular dated 12 August 2004. The pro forma net assets statement has been prepared, for illustrative purposes only, to provide information about how the proposed disposal of the Company's interest in the AgustaWestland Group and related property might have affected the consolidated balance sheet of the Company as at 30 June 2004.

Responsibility

It is the responsibility solely of the directors of the Company to prepare the pro forma net assets statement in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma net assets statement and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma net assets statement beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma net assets statement with the directors of the Company.

Opinion

In our opinion:

(a) the pro forma net assets statement has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma net assets statement as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Part V
Additional information

1. RESPONSIBILITY

The Directors, whose names appear in paragraph 2.1 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. DIRECTORS' INTERESTS

2.1 As at 9 August 2004 (being the latest practicable date prior to the publication of this document) the interests of the Directors and their immediate families (all of which are beneficial unless otherwise stated) in the existing issued share capital of the Company which have been notified to the Company pursuant to section 324 or section 328 of the Act or are required to be entered into the register maintained by the Company pursuant to section 325 of the Act and of persons connected (within the meaning of section 346 of the Act) with a Director which would, if the connected person were a Director, be required to be disclosed pursuant to the Act and the existence of which is known to or could with reasonable diligence be ascertained by that Director, were as follows:

Director	Number of GKN Ordinary Shares
Roy Brown	24,264
Baroness Hogg	9,893
Kevin Smith, CBE	123,273
Richard Clowes	187,429
Ian Griffiths	107,442
Nigel Stein	54,044
Sir Ian Gibson, CBE	10,000
Helmut Mamsch	—
Sir Christopher Meyer	—
Sir Peter Williams	10,000

Save as disclosed in this paragraph 2.1, as at 9 August 2004 (being the latest practicable date prior to the publication of this document), none of the Directors nor (as far as could reasonably be ascertained by the relevant Director) any person connected with them (for the purpose of section 346 of the Act) had any interest in the issued ordinary shares of the Company or the ordinary shares of any of its subsidiaries.

2.2 As at 9 August 2004 (being the latest practicable date prior to the publication of this document) the following options over GKN Ordinary Shares have been granted to certain Directors and remain outstanding under the GKN Employee Share Schemes, such options being exercisable at the price and between the dates shown opposite:

Director	Date of grant	Number of GKN Ordinary Shares	Grant price	Exercise period
Kevin Smith	21.9.01	210,093	242.75p	21.9.04 - 20.9.11
	15.3.02	165,584	308.00p	15.3.05 - 14.3.12
	19.3.03	793,468	163.05p	19.3.06 - 18.3.13
Richard Clowes	28.9.01[1]	33,600	132.29p	6.4.00 - 6.4.05
	21.9.01	169,928	242.75p	21.9.04 - 20.9.11
	9.11.01	8,283	217.00p	1.2.09 - 31.7.09
	15.3.02	138,798	308.00p	15.3.05 - 14.3.12
	19.3.03	294,388	163.05p	19.3.06 - 18.3.13
Ian Griffiths	7.12.01[2]	1,468	275.41p	1.7.05 - 31.12.05
	21.9.01	197,734	242.75p	21.9.04 - 20.9.11
	15.3.02	165,584	308.00p	15.3.05 - 14.3.12
	19.3.03	354,185	163.05p	19.3.06 - 18.3.13
Nigel Stein	8.10.01[1]	67,200	132.29p	6.4.00 - 6.4.05
	21.9.01	169,928	242.75p	21.9.04 - 20.9.11
	15.3.02	146,103	308.00p	15.3.05 - 14.3.12
	19.3.03	303,587	163.05p	19.3.06 - 18.3.13
	18.9.03	4,028	229.00p	1.12.06 - 31.5.07

Notes

1 *Option originally granted on 6 April 1995 and subsequently adjusted (and regranted on the date shown) in respect of the demerger of the GKN Group's Industrial Services businesses to Brambles Industries plc in August 2001.*

2 *Option originally granted on 13 April 2000 and subsequently adjusted (and regranted on the date shown) in respect of the Industrial Services demerger mentioned above.*

The Directors had the following conditional and deferred awards over GKN Ordinary Shares under the GKN Long Term Incentive Plans as at 9 August 2004 (being the latest practicable date prior to the publication of this document):

Director	Date of award	Number of deferred awards over GKN Ordinary Shares	Number of conditional awards over GKN Ordinary Shares	Normal release period
Kevin Smith	15.3.02	—	103,400	1.1.07 - 31.12.11
	19.3.03	—	207,750	1.1.08 - 31.12.12
Richard Clowes	15.3.02	—	86,700	1.1.07 - 31.12.11
	19.3.03	—	115,600	1.1.08 - 31.12.12
Ian Griffiths	15.3.02	—	103,400	1.1.07 - 31.12.11
	19.3.03	—	139,100	1.1.08 - 31.12.12
Nigel Stein	15.3.02	—	91,250	1.1.07 - 31.12.11
	19.3.03	—	119,200	1.1.08 - 31.12.12

2.3 No Director and no person connected with a Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or which is or was significant to the business of the GKN Group and which was effected by any member of the GKN Group during the current or immediately preceding financial year or during any earlier financial year and remains in any respect outstanding or unperformed.

3. DIRECTORS' SERVICE AGREEMENTS

Details of the service agreements of the Directors were given in the Directors' Remuneration Report contained in GKN's Annual Report for the year ended 31 December 2003. Save as disclosed therein there are no existing service agreements between any Directors and the Company or any of its subsidiaries and there are no such proposed service agreements.

Since the publication of the 2003 Annual Report the annual basic salaries of the following Directors have been revised as set out below with effect from 1 July 2004:

Director	Salary
Kevin Smith	£633,882
Richard Clowes	£353,496
Ian Griffiths	£420,420
Nigel Stein	£363,792

There have been no other changes to the terms and conditions of the Directors' service agreements since the publication of the 2003 Annual Report.

4. SUBSTANTIAL SHAREHOLDINGS

In so far as is known to GKN, as at 6 August 2004 (being the latest practicable date prior to the publication of this document), the following persons were, directly or indirectly, interested in 3% or more of the issued share capital of the Company:

Shareholder	Number of GKN Ordinary Shares	Percentage of issued ordinary share capital
Franklin Resources Inc	75,013,780	10.20%
Legal & General Group plc	24,112,752	3.28%

Save as set out in this paragraph the Company is not aware as at 6 August 2004 (being the latest practicable date prior to the publication of this document) of any person who is interested, directly or indirectly, in 3% or more of the issued share capital of the Company (calculated exclusive of any treasury shares held by the Company).

5. MATERIAL CONTRACTS

5.1 The Continuing Group

The following contracts (not being contracts entered into in the ordinary course of business) entered into by members of the Continuing Group (a) have been entered into within the two years immediately preceding the date of this document and are material or (b) contain provisions under which a member of the Continuing Group has an obligation or entitlement which is material to the Continuing Group at the date of this document:

(a) the Disposal Agreement described in Part II of this document;

(b) an agreement dated 27 July 2004 relating to the sale of the property which is the subject of the Property Disposal described in Part II of this document under a put and call arrangement;

(c) a share sale agreement dated 22 August 2003 between GKN (United Kingdom) plc ("GKNUK") and BAE SYSTEMS PLC ("BAE") under which BAE acquired from GKNUK its 29% interest in Alvis plc for a cash consideration of £73 million, which has now been paid in full. GKN gave limited warranties to BAE, reflecting the fact that the shares being sold were listed, as to GKN's capacity, authority and title and, given their nature, these warranties were not limited in amount or time. Completion of the disposal took place on 2 September 2003;

(d) a share purchase agreement dated 21 July 2003 between GKN plc and Pilkington Brothers Limited and Pilkington plc for the acquisition of Pilkington Aerospace Limited and Pilkington Aerospace Inc for an adjusted consideration of £43.7 million (£37.1 million in cash and £6.6 million of borrowings) which has been paid. Completion of the acquisition took place on 1 October 2003;

(e) a Trust Deed dated 14 May 2002 between GKN Holdings plc and HSBC Trustee (C.I.) Limited (as trustee) constituting £200,000,000 7% bonds due 2012 (the "Original Bonds"). The Original Bonds are unsecured and admitted to trading on the London Stock Exchange;

(f) a Supplemental Trust Deed dated 20 December 2002 between GKN Holdings plc and HSBC Trustee (C.I.) Limited (as trustee) constituting £125,000,000 7% bonds due 2012 (the "Supplemental Bonds"). The Supplemental Bonds were consolidated and form a single series with the Original Bonds. The Supplemental Bonds are unsecured and admitted to trading on the London Stock Exchange; and

(g) a joint venture agreement (also known as the framework agreement) dated 26 July 2000 between GKN and Finmeccanica under which they agreed to merge their helicopter and related businesses into AgustaWestland, owned 50% by GKN and 50% by Finmeccanica. In consideration for its 50% interest, GKN contributed GKN Westland Helicopters, GKN's aerospace transmissions business and its 50% interests in Aviation Training International Limited (a joint venture with Boeing to provide training support for the Apache helicopter) and in EH Industries Limited. Finmeccanica contributed its Agusta helicopter business, its interest in NH Industries, Agusta's share of the joint venture with Textron Bell Helicopters and Agusta's 50% interest in EH Industries Limited. Pursuant to the Disposal Agreement the AgustaWestland Group continues to be liable under the joint venture agreement to indemnify GKN against liabilities generally arising out of the operation of the joint venture business. However, in a few specific instances GKN and Finmeccanica remain liable under the joint venture agreement for (a) claims (none having been made to date) if ever arising from certain activities conducted by their respective entities contributed to the joint venture before 1 January 2000 (in particular relating to taxation matters) and (b) for the respective internal reorganisations conducted by each before implementing the joint venture. Under the Disposal Agreement, GKN has given warranties as to GKN's capacity, authority and title, and not in relation to the operations of the AgustaWestland Group. Given their nature, these warranties are not limited in time. The aggregate liability of GKN under the Disposal Agreement is limited to the aggregate amount of the consideration actually received by GKN.

5.2 AgustaWestland

No member of the AgustaWestland Group has entered into any contracts (not being a contract entered into in the ordinary course of business) (a) within the two years immediately preceding the date of this document which are material or (b) at any time which contain provisions under which a member of the AgustaWestland Group has an obligation or entitlement which is material to the AgustaWestland Group at the date of this document.

6. LITIGATION

6.1 The Continuing Group

There are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which GKN is aware) by or against any member of the Continuing Group which may have or have had during the 12 months immediately preceding the date of this document, a significant effect on the financial position of the Continuing Group.

6.2 AgustaWestland

There are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which GKN is aware) by or against any member of the AgustaWestland Group which may have or have had during the 12 months immediately preceding the date of this document, a significant effect on the financial position of the AgustaWestland Group.

7. SIGNIFICANT CHANGES

7.1 The Continuing Group

There has been no significant change in the financial or trading position of the Continuing Group since 30 June 2004, the date to which the latest interim financial statements of GKN were prepared.

7.2 AgustaWestland

In relation to GKN's share of the AgustaWestland Group, there has been no significant change in the financial or trading position of the AgustaWestland Group since 30 June 2004, the date to which the financial information on GKN's share of AgustaWestland set out in Part III was prepared.

8. WORKING CAPITAL

GKN is of the opinion that, taking into account the net proceeds of the Disposal and having regard to the bank and other facilities available to it, the Continuing Group has sufficient working capital for its present requirements, that is, for at least the next 12 months following the date of this document.

9. MISCELLANEOUS

9.1 PricewaterhouseCoopers LLP has given and has not withdrawn its written consent to the inclusion in this document of its letter set out in Part IV and the references to its name in the form and context in which it is included.

9.2 UBS has given and has not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which it is included.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturday and public holidays excepted) at the Company's registered office and also at the offices of Simmons & Simmons at CityPoint, One Ropemaker Street, London EC2Y 9SS from the date of this document up to and including 1 September 2004:

(a) the Memorandum and Articles of Association of the Company;

(b) the audited consolidated accounts of the Company for the two financial years ended 31 December 2002 and 2003;

(c) the interim financial statements (unaudited) of the Company for the six months ended 30 June 2004;

(d) the letter from PricewaterhouseCoopers LLP set out in Part IV;

(e) the Directors' service agreements referred to in paragraph 3 of this Part V;

(f) the material contracts referred to in paragraph 5 of this Part V;

(g) the written consents referred to in paragraph 9 of this Part V; and

(h) this document.

Dated: 12 August 2004

Notice of Extraordinary General Meeting

GKN PLC

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of GKN plc, will be held at the Institution of Electrical Engineers, Savoy Place, London WC2R 0BL on Wednesday, 1 September 2004 at 3 p.m. for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:

That the disposal by the Company of its interest in AgustaWestland and of related property, on the terms and subject to the conditions described in the circular to shareholders of the Company dated 12 August 2004, be and is hereby approved and that the Directors be and are hereby authorised to execute such documents and to take all such steps as they consider necessary or expedient to carry out the disposal and to waive, amend, vary, revise or extend (in any case to such extent as shall not constitute a material change in the context of the disposal as a whole) any of such terms and conditions as they may consider to be appropriate.

By Order of the Board
Grey Denham
Secretary

Registered office:
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
England
Registered in England No. 4191106

12 August 2004

NOTES

Entitlement to attend and vote
Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, to be entitled to attend and vote at the EGM (and for the purpose of determining the number of votes they may cast), Shareholders must be entered on the Company's register of members at 6 p.m. on Monday, 30 August 2004.

Appointment of proxies
A Shareholder entitled to attend and vote at the EGM, including any adjournment(s) thereof, may appoint one or more proxies to attend and, on a poll, to vote in his or her place. A proxy need not be a Shareholder. Shareholders who have not elected to receive shareholder documents electronically have been sent a form of proxy containing notes on completion and use. Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through Lloyds TSB Registrars' website at www.sharevote.co.uk using their personal Authentication Reference Number (this is the series of 24 numbers printed under the Shareholder's name on the form). Alternatively, Shareholders who have already registered with Lloyds TSB Registrars' online portfolio service Shareview can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on 'Company Meetings'. Full details and instructions on these electronic proxy facilities are given on the websites.

To be effective, the form of proxy (or electronic appointment of a proxy) must be received by Lloyds TSB Registrars not less than 48 hours before the time of the meeting, ie not later than 3 p.m. on Monday, 30 August 2004. The appointment of a proxy will not prevent a Shareholder from attending and voting in person at the EGM.

Appointment of proxies through CREST
CREST members who wish to appoint a proxy or proxies for the EGM, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Lloyds TSB Registrars (ID 7RA01) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the *Uncertificated Securities Regulations 2001*.

American Depositary Receipts
Holders of ADRs should complete ADR proxy cards in relation to the voting rights attached to the GKN Ordinary Shares represented by their ADRs. Such cards should be returned to the US Depositary as indicated thereon as soon as possible and in any event by 5 p.m. (Eastern Standard time) on Wednesday, 25 August 2004.

GKN PLC

EXEMPTION NO.
82 - 5204

INTERIM REPORT 2004

A TIME OF TRANSITION FOR GKN

FINANCIAL PERFORMANCE

	First half 2004	First half 2003	Change
Total sales	**£2,312m**	£2,332m	(1)%
Results before goodwill amortisation and exceptional items			
Operating profit	**£141m**	£160m	(12)%
Profit before tax	**£116m**	£131m	(11)%
Earnings per share	**11.4p**	12.0p	(5)%
Operating exceptional items	**£(59)m**	–	£(59)m
Operating profit	**£68m**	£142m	(52)%
Profit before tax	**£43m**	£113m	(62)%
Earnings per share	**2.3p**	9.6p	(76)%
Net borrowings	**£877m**	£933m	£56m
Interim dividend per share	**3.9p**	3.8p	2.6%

Results before goodwill amortisation and exceptional items are presented in the above table to show the underlying performance of the Group.

BUSINESS HIGHLIGHTS

> Solid underlying trading performance

> Result impacted by currency, raw material prices and pension costs

> Strategic restructuring under way

> Continuing strong cash performance. Reduction in mid-year borrowings

> Driveline delivers 9% increase in sales, takes control of TFS in Japan and increases stake in China JV

> Strong performance by OffHighway as US construction and agricultural markets rebound

> Sale of AgustaWestland shareholding for £1.06 billion will transform balance sheet strength

CHAIRMAN'S AND CHIEF EXECUTIVE'S STATEMENT

The first half of 2004 has been very much as we expected. We have forged ahead with GKN's strategic development and have also delivered a creditable set of results in the face of unhelpful currency fluctuations and sharply increased raw material prices.

Reported sales for the overall Group were broadly level with last year but that includes an adverse impact from currency and lower sales in AgustaWestland. Excluding AgustaWestland and Alvis and stripping out the effect of currency, sales of continuing businesses in the period were 10% higher than the first half of last year, reflecting good organic growth and our focused acquisitions.

Operating profit before goodwill amortisation and exceptional items of £141 million is £19 million below the first half of last year and reflects £7 million adverse impact of currency translation. Again, excluding AgustaWestland and Alvis and eliminating currency impacts, profit was ahead of last year by 5%.

On a strategic level we have agreed the sale of our AgustaWestland shareholding for more than £1 billion in cash, we have enlarged our presence in Japan and China, we have taken steps to enlarge our automotive and aerospace technology resources and a global rebalancing of our driveline manufacturing has now commenced.

Results

The financial statements for the period are shown on pages 6 to 14. Within this report, in addition to the statutory measures of earnings, we have included references to profit and earnings before goodwill amortisation and exceptional items since we believe this shows clearly the underlying performance of the Group.

Further, as in 2003, in the segmental analysis we have shown separately the element of pension costs which relates to the deficit in the UK pension scheme so that trends in current business activity can be more clearly identified. Most of this additional cost relates to businesses which are no longer part of the Group. More details of post-retirement costs are given later in this report.

Changes in the composition of the Group

On 31 March we announced an offer for the publicly held shares in Tochigi Fuji Sangyo (TFS) and have increased our shareholding to 84%. Because it is a publicly quoted company with a March year end, TFS' results had previously been equity accounted three months in arrears. The result of the change in status means that these accounts include six months as an associate and three months as a subsidiary.

With effect from 1 January 2004 we increased our shareholding in Shanghai GKN Drive Shaft Company (SDS) from 40% to 50%. It continues to be accounted for as a joint venture.

The establishment of the fair value of the net assets acquired is ongoing. A provisional assessment indicates that there is no material goodwill arising.

There were no businesses divested in the period. Those announced in June and July referred to later in this report are subject to shareholder and/or regulatory approval and will be included in Group results until completion.

Sales

Sales for the period of £2.31 billion compared with £2.33 billion in the same period last year, a decrease of 1%. The impact of exchange rates on the translation of overseas sales was a reduction of £95 million, most of which reflected weakness in the US dollar although all major areas of the Group's operations were affected. The increased shareholdings noted above, together with the net effect of 2003 acquisitions and divestments, increased sales by £59 million. On a like for like basis, therefore, sales were marginally ahead of last year, notwithstanding a £59 million reduction in the Group's 50% share of AgustaWestland's first half sales.

Profit

Operating profit before goodwill amortisation and exceptional items of £141 million compared with £160 million in the first half of last year, a reduction of £19 million (12%). The impact of exchange rates on the translation of overseas profits was £7 million negative and pension deficit charges increased by £9 million. The net impact of acquisitions and divestments was £6 million positive. Excluding these factors the profit reduction was £9 million (6%) which is after the net impact of adverse movements in steel prices of around £9 million and transactional currency of approximately £8 million.

Profit before tax, goodwill amortisation and exceptional items was £116 million, £15 million (11%) lower than the first half of last year.

Exceptional charges within operating profit in the period totalled £59 million (first half 2003 – nil) and related to the strategic restructuring measures announced in March. These are proceeding according to plan and the necessary discussions have commenced with parties affected in both North America and Europe. Most of the charge in the period relates to asset impairments (£45 million) in respect of management decisions and actions taken during the period with a further £14 million on redundancy and other related costs. Estimates of the total costs and benefits of the restructuring remain unchanged.

On a statutory basis (which is after charging goodwill amortisation and exceptional items), operating profit decreased by £74 million (52%) to £68 million and profit before tax by £70 million (62%) to £43 million.

Interest

Interest costs in the period were £25 million compared with £29 million in the first half of 2003. The reduction was due to a combination of lower average debt levels and slightly reduced costs of borrowing.

Taxation

The tax charge for the period, including a charge for deferred tax, was £25 million (first half 2003 – £42 million) and included a £6 million credit for tax relief on exceptional items (first half 2003 – nil). Excluding this credit, the tax charge as a percentage of profit before tax, goodwill amortisation and exceptional items was 27% compared with 31% in 2003 as a whole. The reduction was largely due to a credit arising from the satisfactory resolution of prior year tax issues. The underlying tax rate for the year is expected to be at broadly the same level as the first half, although there may be a change as a result of the sale of the AgustaWestland shareholding and any further resolution of prior year tax issues.

Earnings
Earnings per share before goodwill amortisation and exceptional items at 11.4p were 0.6p (5%) lower than the first half of last year, reflecting lower pre-tax profits, partially mitigated by the lower tax rate. On a statutory basis, earnings per share at 2.3p compared with 9.6p in the first half of 2003, reflecting the exceptional charges in the period.

Dividends
The Board has decided to pay an interim dividend of 3.9p per share which represents an increase of 2.6% over the 2003 interim dividend.

The interim dividend will be paid on 30 September 2004 to shareholders on the register at 20 August 2004. Shareholders may choose to use the Dividend Reinvestment Plan (DRIP) to reinvest the interim dividend. The closing date for receipt of new DRIP mandates is 16 September 2004.

Cash flow and borrowings
Operating cash flow after capital expenditure was £54 million compared with £32 million in the first half of 2003 and was after cash expenditure relating to both current and prior periods' exceptional charges of £8 million (first half 2003 – £8 million). The working capital outflow of £25 million reflected the normal seasonal pattern and was substantially lower than in the first half of 2003 (£85 million).

Capital expenditure of £90 million (first half 2003 – £81 million) was 1.0 times depreciation (first half 2003 – 0.9 times). Capital expenditure continues to be managed closely and, being largely in direct support of new customer programmes, is subject to fluctuations in timing. The second half is likely to see a slightly higher level of expenditure partly as a result of the expansion of Driveline capacity in high growth, low cost regions.

A net £22 million (first half 2003 – £1 million) was spent on the acquisition and disposal of businesses, mainly the increased shareholdings in TFS and SDS. The gross cost in the period was £41 million which has been reduced by cash of £19 million in the businesses at the acquisition date.

The 2003 final dividend payment of £57 million (first half 2003 – £56 million) was paid during May.

At the end of the period, net borrowings totalled £877 million (June 2003 – £933 million). The movement from the year end figure of £793 million was mainly the result of business acquisitions and the normal seasonal working capital outflow referred to above.

Post-retirement costs
Pensions and other post-retirement costs continue to be accounted for under SSAP 24. However, a valuation under FRS 17 has also been prepared as at 30 June 2004 and the result is shown at note 7 to the financial statements.

UK pension scheme
As previously advised, cash contributions to the UK scheme totalled £26 million in the period (first half 2003 – £27 million). The full year contribution is expected to be £53 million (2003 – £54 million).

The charge to the profit and loss account in the period was £25 million (first half 2003 – £16 million) of which £20 million (first half 2003 – £11 million) related to deficit funding.

The scheme was reviewed in April 2004 and on an ongoing funding basis, the gross deficit was estimated to be around £500 million compared to £586 million in April 2003, even after including current views on revised mortality rates which increased the gross deficit by £59 million.

FRS 17 – UK scheme
A valuation was carried out under FRS 17 at 30 June 2004 and the results and assumptions used are detailed in note 7. The market value of assets at £1,493 million was broadly similar to that at 31 December 2003. Liabilities reduced by £84 million as a result of the increase in the discount rate from 5.4% to 5.7%. These benefits, however, were more than offset by a combination of an increase in the rate of inflation (as prescribed by FRS 17) and changes in the actuarial assumptions of mortality rates.

The gross deficit in the UK at the end of June was £583 million (December 2003 – £549 million). After taking deferred tax into account, the FRS 17 net deficit was £445 million (December 2003 – £418 million).

FRS 17 – Group
Details of the major Group post-retirement obligations are shown in note 7. There was a net, after tax, deficit of £727 million (December 2003 – £701 million). If FRS 17 were to be adopted, shareholders' equity would be £589 million lower (December 2003 – £563 million) after taking account of sums already provided in the consolidated balance sheet.

Operating Review

Automotive   Operating profit £109 million (2003 – £109 million)
By comparison with the first half of 2003, global car and light vehicle production rose by approximately 3%.

Automotive markets in North America and Western Europe in the first half were, much as anticipated earlier this year, level with the same period last year with car and light vehicle production of 8.3 million and 8.6 million respectively in the first half of both years. Within the overall North American figure, transplants continued to win market share at the expense of GM, Ford and DaimlerChrysler who collectively accounted for approximately 70% of car and light vehicle production, some two percentage points lower than the first half of 2003.

Emerging markets continued to grow rapidly with year on year increases of 23% in China, 15% in Brazil and 16% in India bringing their combined car and light vehicle production in the six months to an estimated 3.8 million (first half 2003 – 3.2 million).

Market conditions for OffHighway showed significant improvement in North America where agricultural and construction equipment production rose by some 24%. In Western Europe, however, the picture was more mixed with construction markets up by approximately 5% but agriculture down by 4%.

CHAIRMAN'S AND CHIEF EXECUTIVE'S STATEMENT CONTINUED

Against this background, our automotive businesses again showed progress with sales of £1,637 million, £73 million (4.7%) higher than the first six months of last year. The favourable impact of acquisitions, mainly TFS, of £80 million was almost entirely negated by the adverse impact of currency translation (£73 million) leaving the underlying increase at £66 million (4.4%).

Operating profit of £109 million was the same as the first half of 2003. The impact of exchange rates on the translation of non-UK profits was £5 million negative while acquisitions added £3 million. The underlying increase was £2 million or 1.9%. Within this improvement there was a net adverse impact from steel price increases estimated at £9 million and an adverse impact of currency on transactions of approximately £6 million. The first half of 2003, however, had suffered by £3 million as a consequence of industrial action in Germany.

Driveline

Within the Automotive segment, Driveline produced a solid performance. Sales of £1,072 million compared with £981 million in the same period last year, an increase of 9%. £79 million of the increase was due to acquisitions, mainly the increased shareholdings in TFS and SDS, but the translational impact of currency was £42 million negative so that the underlying increase was £54 million (6%). All regions contributed to this growth with Asia Pacific and South America benefiting from the overall market improvement and North America and Europe from favourable model mix.

As a result of continued strong growth in emerging markets and the increased shareholdings in TFS and SDS, Driveline sales in the Rest of the World segment exceeded those in the Americas for the first time.

Customer pricing pressure remained strong and the divisional profit was also adversely affected by transactional currency effects and the higher steel prices referred to above. Notwithstanding these influences, underlying profit (excluding the impact of translational currency, acquisitions and divestments) remained unchanged, largely as a consequence of the volume increases, productivity improvements and product mix.

On a regional basis, operating profit in the Americas benefited from cost reduction measures initiated during 2003 and the higher volumes noted above. Asia Pacific improved in line with sales while European profits were slightly lower, mainly as a result of transactional currency effects.

Margin in the period was affected by the increase in the proportion of sales contributed by TFS, where the return on sales is currently low. With the move to full control following the increase in shareholding, this is expected to improve over the medium term.

During the period we have continued to win new constant velocity joint business and were successful in 50 out of 69 programme bids. There have also been encouraging results and customer evaluations for electronic torque management devices (TMD) for four wheel drive vehicles in Europe together with European orders for electronic and

Powder Metallurgy

Powder Metallurgy sales of £311 million in the first six months compared with £318 million in the first half of 2003. The impact of currency on translation was £25 million negative while the 2003 acquisition of a Romanian powder producer contributed £1 million so that there was an underlying increase of £17 million (6%). Higher sales on this basis at Hoeganaes included an element of scrap steel cost recovery. In Sinter Metals, underlying sales in all regions were slightly ahead with both the US and European Sinter businesses up by approximately 2%.

However, in spite of continuing operational improvements, operating profit was lower than the same period last year, the reduction being more than accounted for by the increased cost of scrap steel, their principal raw material. The restructuring measures announced in March were initiated in the period and are expected to have some beneficial impact from later this year.

Orders won in the period totalled US$98 million and will contribute to sales from 2006 onwards.

Other Automotive

OffHighway and AutoComponents sales of £231 million compared with £233 million in the first half of 2003. Currency translation was £5 million negative so that there was an underlying improvement of £3 million (1%).

Within this figure, OffHighway sales benefited from an improvement in market conditions in North America which was partially offset by a reduction at AutoComponents as volumes in the Thompson Chassis business began to reduce as anticipated.

The OffHighway volume increases, coupled with productivity and cost reduction initiatives in both operations, led to higher profits despite the impact of high steel prices.

In June we announced the sale of our Tube Connecting Systems business, a division of OffHighway Systems, to Eaton Corporation for £26 million in cash. The transaction, which is subject to regulatory approvals, is expected to complete in the third quarter of 2004.

Emitec, as expected, showed a sharp reduction in sales to £23 million from £32 million a year earlier. This largely related to the US where a number of contracts ended in the second half of 2003. Profit was commensurately lower.

Aerospace Operating profit £52 million (2003 – £62 million)

By comparison with the first half of 2003, the civil aerospace market remained flat. However, both Airbus and Boeing have recently announced increases in production and civil demand now looks likely to show some recovery in 2005.

The military market remains strong and growth is forecast to continue to at least 2009, though this is heavily dependent upon US Department of Defense spending.

Aerospace Services

Sales by subsidiaries were £274 million compared with £270 million in 2003. Eliminating the impact of currency and acquisitions, sales improved by £5 million (2%). This was largely due to increased demand in the European business partially offset by US programme delays, notably the F-22, which are expected to recover and have a beneficial impact in the second half of the year. Sales during the period remained approximately 70% to military markets and 30% to civil.

Operating profit was £10 million against £12 million in 2003. This performance reflected on the one hand the positive contribution of acquisitions and on the other the temporary effect of programme delays referred to above together with some tooling and other asset write-downs in continuing businesses. Second half profits are expected to show improvement.

A number of significant contracts were won during the period including the A400M composite wing spar, a long-term agreement extension with Sikorsky on the Black Hawk, the Boeing F-15 fully integrated canopy system and a repair and overhaul contract for the F-100 engine from the US Air Force.

AgustaWestland

AgustaWestland sales of £387 million were £59 million (13%) lower than the first half of 2003 largely as a result of the completion of the Apache order for the UK MoD during the period although there were some offsetting contributions from new programmes and product support. Income from engineering and product support and training accounted for approximately 52% of the total sales in the period.

Operating profit fell by £7 million (15%) to £41 million as a consequence of the sales reduction and initially lower margins on the new programmes.

At the end of the period the order book stood at £3.9 billion. In line with previous guidance, the year as a whole is expected to show slight reductions from 2003 in both sales and profits.

Following the announcement of our intention to sell our shareholding in AgustaWestland to Finmeccanica SpA, definitive agreements were signed on 27 July. The transaction is subject to regulatory and shareholder approvals and completion is expected towards the end of the year.

Outlook

The outlook for the year remains very much in line with the statements made in the 2003 Annual Report and at the AGM in May. Automotive customers' schedules in North America and Western Europe are indicating that production levels in the third quarter will be broadly similar to last year. For the fourth quarter, although external forecasts for North America continue to indicate some volume recovery, expectations are trending lower and we remain cautious. Little change from 2003 is anticipated in Western Europe. Emerging markets, where we continue to expand our presence, look set to continue their growth, leaving global automotive production in the second half some 3% ahead of the same period last year.

In Aerospace we see continuing strong demand on military programmes, largely in the US. In civil markets, sharply increased passenger numbers and recent statements from aircraft manufacturers give support to the view that recovery will commence during next year.

Against that background we expect our Automotive businesses broadly to maintain their first half performance, allowing for the inherent seasonality in automotive production between the first and second half. The costs of higher raw material prices, currency and additional pension deficit charges look set to continue for a while, but will not interfere with the drive for operational excellence and the continuing achievement of top-line growth.

Aerospace Services should see a stronger second half as programmes come back on schedule and new business wins in the US speciality components business are converted into sales.

The strategic restructuring programmes outlined in March for Driveline and the rest of the Group have commenced. Little benefit was assumed in the current year but our expectation for their overall benefit remains unchanged.

Overall, we expect little short-term change in our markets and, setting aside the impact of AgustaWestland leaving the Group and any exceptional items, the full year should be much in line with current market expectations.

Looking further ahead, the sale of our stake in AgustaWestland is a transforming move for GKN and provides a strong platform for the strategic development of the Group.

Roy Brown
Chairman

Kevin Smith
Chief Executive

4 August 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE HALF YEAR ENDED 30 JUNE 2004

	Notes	Continuing operations First half 2004 £m	First half 2003 £m	Full year 2003 £m
Sales				
Subsidiaries		**1,779**	1,695	3,334
Share of joint ventures		**486**	547	1,064
Share of associates		**47**	90	187
		2,312	2,332	4,585
Operating profit				
Subsidiaries:				
Before goodwill amortisation and impairment and exceptional items		**86**	95	168
Goodwill amortisation		**(11)**	(15)	(31)
Goodwill impairment		**–**	–	(91)
Exceptional items	3	**(59)**	–	–
Total subsidiaries		**16**	80	46
Share of joint ventures:				
Before goodwill amortisation		**54**	62	129
Goodwill amortisation		**(3)**	(3)	(6)
Total share of joint ventures		**51**	59	123
Share of associates		**1**	3	5
Total operating profit		**68**	142	174
Exceptional items				
Profits less losses on sale or closure of businesses:	3			
Subsidiaries		**–**	–	(4)
Associated company		**–**	–	59
Profit before interest and taxation		**68**	142	229
Net interest payable:				
Subsidiaries		**(24)**	(28)	(56)
Share of joint ventures and associates		**(1)**	(1)	–
Profit on ordinary activities before taxation		**43**	113	173
Taxation	4	**(25)**	(42)	(70)
Profit on ordinary activities after taxation		**18**	71	103
Minority interests – equity		**(1)**	(1)	(2)
Earnings of the period		**17**	70	101
Dividends	5	**(29)**	(28)	(85)
Transfer (from)/to reserves		**(12)**	42	16
Earnings per share – p	5	**2.3**	9.6	13.8
Diluted earnings per share – p		**2.3**	9.5	13.7

Results before goodwill amortisation and impairment and exceptional items				
Operating profit – £m		**141**	160	302
Profit before tax – £m		**116**	131	246
Earnings per share – p	5	**11.4**	12.0	22.8

CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2004

	30 June 2004 £m	28 June 2003 £m	31 December 2003 £m
Fixed assets			
Intangible assets – goodwill	**317**	445	340
Tangible assets	**1,334**	1,369	1,329
	1,651	1,814	1,669
Investments			
Joint ventures:			
Share of gross assets	**1,220**	1,255	1,201
Share of gross liabilities	**(941)**	(979)	(944)
	279	276	257
Associates	**–**	39	29
Other investments	**6**	18	6
	285	333	292
Total fixed assets	**1,936**	2,147	1,961
Current assets			
Stocks	**499**	504	487
Debtors	**791**	663	630
Cash at bank and in hand	**177**	188	131
	1,467	1,355	1,248
Creditors: amounts falling due within one year			
Short-term borrowings	**(46)**	(103)	(36)
Creditors	**(874)**	(787)	(760)
Taxation payable	**(158)**	(163)	(166)
Dividend payable	**(29)**	(28)	(57)
	(1,107)	(1,081)	(1,019)
Net current assets	**360**	274	229
Total assets less current liabilities	**2,296**	2,421	2,190
Creditors: amounts falling due beyond one year			
Term loans and obligations under finance leases	**(1,007)**	(1,018)	(887)
Provisions for liabilities and charges	**(383)**	(389)	(361)
Net assets	**906**	1,014	942
Capital and reserves			
Called up share capital	**367**	366	367
Reserves	**516**	637	559
Equity interest	**883**	1,003	926
Minority interests – equity	**23**	11	16
	906	1,014	942

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE HALF YEAR ENDED 30 JUNE 2004

	First half 2004 £m	First half 2003 £m	Full year 2003 £m
Earnings of the period			
Subsidiaries	**(18)**	28	5
Share of joint ventures	**34**	40	92
Share of associates	**1**	2	4
	17	70	101
Currency variations	**(32)**	11	(41)
Other reserve movements	**–**	–	(1)
Total recognised gains and losses of the period	**(15)**	81	59

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' EQUITY

FOR THE HALF YEAR ENDED 30 JUNE 2004

	First half 2004 £m	First half 2003 £m	Full year 2003 £m
Total recognised gains and losses of the period	**(15)**	81	59
Dividends	**(29)**	(28)	(85)
Issue of Ordinary Shares net of costs	**1**	–	2
Total (decrease)/increase	**(43)**	53	(24)
Shareholders' equity at beginning of period	**926**	950	950
Shareholders' equity at end of period	**883**	1,003	926

MOVEMENT IN NET DEBT

FOR THE HALF YEAR ENDED 30 JUNE 2004

	First half 2004 £m	First half 2003 £m	Full year 2003 £m
Cash (outflow)/inflow before use of liquid resources and financing	**(74)**	(99)	34
Currency variations	**2**	–	13
Net proceeds of Ordinary Share issues	**1**	–	2
New finance leases	**–**	–	(1)
Subsidiaries acquired and sold	**(13)**	–	(7)
Total (increase)/decrease	**(84)**	(99)	41
Net borrowings at beginning of period	**(793)**	(834)	(834)
Net borrowings at end of period	**(877)**	(933)	(793)

CONSOLIDATED CASH INFLOW FROM OPERATING ACTIVITIES

FOR THE HALF YEAR ENDED 30 JUNE 2004

	First half 2004 £m	First half 2003 £m	Full year 2003 £m
Operating profit	**16**	80	46
Depreciation and goodwill amortisation	**99**	107	213
Impairment of fixed assets	**–**	–	93
Exceptional impairment of assets (note 3)	**45**	–	–
Increase in working capital	**(25)**	(85)	(63)
Increase/(decrease) in provisions	**7**	2	(3)
Increase in customer advances	**–**	8	9
Other	**2**	1	(5)
Exceptional items relating to discontinued operations	**–**	–	(3)
Net cash inflow from operating activities	**144**	113	287

CONSOLIDATED CASH FLOW STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2004

	First half 2004 £m	First half 2003 £m	Full year 2003 £m
Net cash inflow from operating activities (see above)	**144**	113	287
Dividends from joint ventures and associates	**10**	3	68
Returns on investments and servicing of finance			
Net interest paid	**(37)**	(39)	(53)
Dividends paid to minority interests	**(1)**	(1)	(1)
	(38)	(40)	(54)
Taxation	**(20)**	(37)	(63)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(90)**	(81)	(162)
Other	**(1)**	–	13
	(91)	(81)	(149)
Acquisitions and disposals			
Purchase of subsidiaries and joint ventures	**(22)**	(2)	(46)
Sale of subsidiaries and associated company	**–**	1	75
	(22)	(1)	29
Equity dividends paid	**(57)**	(56)	(84)
Cash (outflow)/inflow before use of liquid resources and financing	**(74)**	(99)	34

SEGMENTAL ANALYSIS

	Sales			Operating profit		
	First half 2004 £m	First half 2003 £m	Full year 2003 £m	**First half 2004 £m**	First half 2003 £m	Full year 2003 £m
By business						
Automotive:						
Subsidiaries	**1,505**	1,425	2,775	**96**	94	168
Joint ventures	**85**	89	162	**12**	14	26
Associates	**47**	50	99	**1**	1	1
	1,637	1,564	3,036	**109**	109	195
Aerospace:						
Subsidiaries	**274**	270	559	**10**	12	23
Joint ventures	**401**	458	902	**42**	48	103
Associates	**–**	40	88	**–**	2	4
	675	768	1,549	**52**	62	130
UK pension deficit	**–**	–	–	**(20)**	(11)	(23)
Sub-total	**2,312**	2,332	4,585	**141**	160	302
Goodwill amortisation and impairment	**–**	–	–	**(14)**	(18)	(128)
Exceptional items	**–**	–	–	**(59)**	–	–
Group total	**2,312**	2,332	4,585	**68**	142	174
By region of origin						
Europe:						
Subsidiaries	**937**	925	1,801	**73**	70	133
Joint ventures	**421**	482	947	**42**	50	108
Associates	**–**	40	88	**–**	2	4
	1,358	1,447	2,836	**115**	122	245
Americas:						
Subsidiaries	**624**	634	1,244	**22**	27	42
Joint ventures	**20**	27	46	**4**	5	8
	644	661	1,290	**26**	32	50
Rest of the World:						
Subsidiaries	**218**	136	289	**11**	9	16
Joint ventures	**45**	38	71	**8**	7	13
Associates	**47**	50	99	**1**	1	1
	310	224	459	**20**	17	30
UK pension deficit	**–**	–	–	**(20)**	(11)	(23)
	2,312	2,332	4,585	**141**	160	302

Notes:

1 The analyses of operating profit by business and by region of origin include an allocation of central costs other than the UK pension deficit noted above.

2 Intra-group sales between businesses and regions are not significant.

3 Operating profit/(loss) after charging goodwill amortisation and impairment and exceptional items is analysed by business as follows: Automotive £52 million (first half 2003 – £98 million, full year 2003 – £89 million), Aerospace £36 million (first half 2003 – £55 million, full year 2003 – £108 million) and UK pension deficit £(20) million (first half 2003 – £(11) million, full year 2003 – £(23) million) and by region of origin as follows: Europe £61 million (first half 2003 – £106 million, full year 2003 – £212 million), Americas £(12) million (first half 2003 – £20 million, full year 2003 – £(66) million) and Rest of the World £19 million (first half 2003 – £16 million, full year 2003 – £28 million).

NOTES

1. Basis of preparation

The results for the half year ended 30 June 2004 have been prepared on an accounting basis consistent with that applied in the accounts for the year ended 31 December 2003. Financial information for the year ended 31 December 2003 has been extracted from the audited consolidated accounts for that year. The 2003 accounts received an unqualified audit report and have been delivered to the Registrar of Companies. The results for the half years ended 30 June 2004 and 28 June 2003 are unaudited.

2. Foreign currencies

The results and cash flows of overseas subsidiaries, joint ventures and associates are translated to sterling at average exchange rates. Where practicable, transactions involving foreign currencies are protected by forward contracts. Assets and liabilities in foreign currencies are translated at the appropriate forward contract rate or, if not covered, at the exchange rate ruling at the balance sheet date. Differences on revenue transactions are dealt with through the profit and loss account.

The exchange rates used for the currencies most important to the Group's operations are:

	£1=€	£1=US$
2004 half year average	**1.48**	**1.82**
2003 half year average	1.46	1.61
2003 full year average	1.45	1.64
2004 half year-end	**1.49**	**1.81**
2003 half year-end	1.44	1.65
2003 year-end	1.42	1.79

3. Exceptional items

	First half 2004				
	Asset impairment £m	Redundancy & other £m	Total £m	First half 2003 £m	Full year 2003 £m
a) Operating exceptional items					
Driveline	**17**	**2**	**19**	–	–
Powder Metallurgy	**26**	**3**	**29**	–	–
Other	**2**	**9**	**11**	–	–
	45	**14**	**59**	–	–

The above costs relate to the strategic restructuring announced in March this year. This involves the migration of Driveline production capacity from high cost to low cost/high growth economies, actions in support of the recovery in Powder Metallurgy and realignment and reduction of overhead costs in other areas of the business. The charges result from management decisions taken during the period and the commencement of discussions with customers and other interested parties. Further restructuring costs will be incurred as detailed plans are refined and approved and announcements made to those parties.

Total cash outflow in respect of 2004 and earlier periods' exceptional costs in the first half of 2004 was £8 million (first half 2003 – £8 million). Further cash outflows are anticipated in respect of the above actions in the second half of 2004.

	First half 2004 £m	First half 2003 £m	Full year 2003 £m
b) Non-operating exceptional items – Profits less losses on sale or closure of businesses			
i) Subsidiaries	–	–	(4)
ii) Sale of shares in associated company – Alvis plc	–	–	59

There was no goodwill previously written off to reserves on the businesses sold or closed during 2003.

NOTES CONTINUED

4. Taxation

	First half 2004 £m	First half 2003 £m	Full year 2003 £m
Tax charge for the period			
Subsidiaries	**9**	23	39
Share of joint ventures	**16**	18	30
Share of associates	**–**	1	1
	25	42	70
Overseas tax on subsidiaries included above	**20**	25	40
The tax charge includes the following (credit)/charge in respect of exceptional items:			
Operating exceptional items	**(6)**	–	–
Non-operating exceptional items	**–**	–	2
	(6)	–	2

5. Dividends and earnings per share

The interim dividend of 3.9p per share compares with 3.8p in 2003.

Earnings per share for the first half of 2004 have been calculated on the weighted average number of 734.5 million shares in issue and ranking for dividend (first half 2003 – 732.6 million shares, full year 2003 – 733.0 million shares).

Earnings per share before goodwill amortisation and impairment and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the period adjusted as follows:

	Earnings			Earnings per share		
	First half 2004 £m	First half 2003 £m	Full year 2003 £m	**First half 2004 p**	First half 2003 p	Full year 2003 p
Earnings of the period	**17**	70	101	**2.3**	9.6	13.8
Included in operating profit:						
Goodwill amortisation	**14**	18	37	**1.9**	2.4	5.0
Goodwill impairment	**–**	–	91	**–**	–	12.4
Exceptional items	**59**	–	–	**8.0**	–	–
Non-operating exceptional items	**–**	–	(55)	**–**	–	(7.5)
Deferred tax attributable to goodwill impairment	**–**	–	(9)	**–**	–	(1.2)
Taxation attributable to exceptional items	**(6)**	–	2	**(0.8)**	–	0.3
Earnings before goodwill amortisation and impairment and exceptional items	**84**	88	167	**11.4**	12.0	22.8

6. AgustaWestland

The Group's share of AgustaWestland's results and net assets was as follows:

	First half 2004 £m	First half 2003 £m	Full year 2003 £m
Sales	**387**	446	876
Operating profit before goodwill amortisation	**41**	48	102
Goodwill amortisation	**(3)**	(3)	(6)
Operating profit	**38**	45	96
Net interest	**–**	(1)	–
Profit before tax	**38**	44	96
Taxation	**(12)**	(14)	(24)
Profit after tax	**26**	30	72
Fixed assets	**176**	186	183
Current assets	**880**	913	860
	1,056	1,099	1,043
Liabilities due within one year	**(494)**	(588)	(489)
Liabilities due beyond one year	**(375)**	(329)	(385)
	187	182	169

On 26 May 2004 the Group announced that it had reached agreement in principle for the sale of its 50% shareholding in AgustaWestland to Finmeccanica SpA of Italy. Final contracts were signed on 27 July 2004. The transaction, which is subject to shareholder and regulatory approval, is expected to complete before the end of the year. The Group will incorporate its share of AgustaWestland results in its consolidated accounts up to the point of completion.

7. Post-retirement benefits

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world.

United Kingdom

In the UK, pension arrangements are made through an externally funded defined benefit scheme. An independent actuarial valuation of the scheme was carried out as at April 2003 using the projected unit method. The market value related basis assumed a yield pre-retirement of 7.5% per annum, which exceeded the annual rate of increases in pensionable salaries by 3.4% (2.65% in respect of future service) with a yield post-retirement of 5% per annum (4.75% in respect of future service), which exceeded pension increases by 2.4% (2.15% in respect of future service). The aggregate market value of the assets at the valuation date was £1,297 million and the aggregate funding level on an ongoing basis was 69%.

Company contributions in the period to the UK scheme totalled £26 million (first half 2003 – £27 million, full year 2003 – £54 million) compared with the regular cost in accordance with the application of SSAP 24 of £5 million (first half 2003 – £5 million, full year 2003 – £10 million). The total charge to operating profit was £25 million (first half 2003 – £16 million, full year 2003 – £33 million). A cumulative advance payment of £94 million is included in long-term debtors (28 June 2003 – £82 million, 31 December 2003 – £93 million).

For the full year, contributions to the scheme are expected to be £53 million and the total charge to operating profit £49 million.

Overseas companies

In certain overseas companies funds are retained within the business to provide for retirement obligations. The six months' charge to provide for these obligations, which was determined in accordance with actuarial advice or local statutory requirements, amounted to £20 million (first half 2003 – £16 million, full year 2003 – £35 million).

NOTES CONTINUED

7. **Post-retirement benefits** continued

Certain key information on an FRS 17 basis is set out below:

Actuarial assessments of all the principal defined benefit post-retirement plans were carried out as at 30 June 2004. The major assumptions used were:

	30 June 2004			31 December 2003		
	UK %	USA %	Europe %	UK %	USA %	Europe %
Rate of increase in salaries	**4.5**	**3.5**	**3.0**	4.3	3.5	3.0
Rate of increase in pensions in payment	**3.1**	**2.5**	**1.5**	2.8	2.5	1.5
Discount rate	**5.7**	**6.0**	**5.5**	5.4	6.0	5.5
Inflation assumption	**3.0**	**2.4**	**1.5**	2.8	2.4	1.5
Rate of increases in medical costs: initial/long-term	**9.5/4.3**	**10.0/5.0**	**n/a**	9.5/4.3	8.5/5.0	n/a

The fair value of the assets in the UK and USA schemes at 30 June 2004 and 31 December 2003 together with the expected rates of return at 31 December 2003 were as set out below. Within the European schemes, assets comprising annuities were not material at £18 million.

	UK			USA		
		31 December 2003			31 December 2003	
	30 June 2004 Value £m	Long-term rate of return %	Value £m	30 June 2004 Value £m	Long-term rate of return %	Value £m
Equities	**941**	7.5	941	**82**	8.5	84
Bonds	**410**	4.8	417	**33**	5.0	33
Property	**76**	7.0	70	**–**	–	–
Cash	**9**	4.0	18	**3**	3.5	1
Other assets	**57**	5.4	42	**1**	–	–
	1,493		1,488	**119**		118

The overall position in respect of the major funded defined benefit pension schemes, unfunded pension obligations and other post-retirement provisions was:

	30 June 2004				31 December 2003
	UK £m	USA £m	Europe £m	Total £m	£m
Total market value of assets	**1,493**	**119**	**18**	**1,630**	1,626
Present value of post-retirement liabilities	**(2,076)**	**(259)**	**(235)**	**(2,570)**	(2,530)
Gross deficit	**(583)**	**(140)**	**(217)**	**(940)**	(904)
Related deferred tax credit	**138**	**55**	**20**	**213**	203
Net post-retirement liability	**(445)**	**(85)**	**(197)**	**(727)**	(701)
Post-retirement liability already included in balance sheet	**13**	**50**	**169**	**232**	231
SSAP 24 prepayment	**(94)**	**–**	**–**	**(94)**	(93)
Additional liability	**(526)**	**(35)**	**(28)**	**(589)**	(563)

INDEPENDENT REVIEW REPORT TO GKN PLC

Introduction

We have been instructed by the Company to review the financial information which comprises the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the segmental analysis and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
Birmingham
4 August 2004

SHAREHOLDER INFORMATION

2004 interim dividend

The interim dividend of 3.9p per Ordinary Share (2003 – 3.8p) is payable on 30 September 2004 to Ordinary Shareholders on the register on 20 August 2004.

Key dates

Ordinary Shares quoted ex-dividend	18 August 2004
2004 interim dividend record date	20 August 2004
Final date for receipt of DRIP mandate forms (see below)	16 September 2004
2004 interim dividend payment date	30 September 2004
DRIP share certificates, share purchase statements and tax vouchers despatched	13 October 2004
CREST participant accounts credited with DRIP shares	14 October 2004

Dividend reinvestment plan

Under the dividend reinvestment plan (DRIP), shareholders can mandate to reinvest cash dividends paid on their Ordinary Shares in further GKN plc Ordinary Shares. Shareholders who would like to receive details of the DRIP should contact the Share Dividend Team at Lloyds TSB Registrars (see page 17 for contact details) or visit the Shareview website (www.shareview.co.uk). New DRIP mandates and any withdrawals of existing mandates must be received by Lloyds TSB Registrars by 16 September 2004 to be valid for the 2004 interim dividend.

GKN website and share price information

Information on GKN, including this interim report, annual reports, results announcements and presentations together with the GKN plc share price updated every 20 minutes, is available on GKN's website at www.gkn.com. The latest share price is also available on the Financial Times Cityline Service: telephone 0906 843 2696. Calls are charged at 60p per minute.

Shareholding enquiries and information

Administrative enquiries relating to shareholdings should be addressed to GKN's Registrar, Lloyds TSB Registrars (see page 17). Correspondence should refer to GKN plc and include the shareholder's full name, address and, if available, the 8-digit reference number which can be found on GKN plc share certificates.

By visiting the Lloyds TSB Registrars' website at www.shareview.co.uk, shareholders can view information on their shareholdings and recent dividends, obtain guidance on transferring shares and receiving shareholder documents electronically (see overleaf), update their personal details (including changing address details) and set up a new dividend mandate or change their existing mandate.

SHAREHOLDER INFORMATION CONTINUED

Electronic receipt of documents

Shareholders can elect via the GKN or Shareview websites (see page 17) to receive certain shareholder documents (including annual and interim reports and notices of shareholder meetings) electronically rather than by post. If shareholders elect for the electronic option, they will receive a notification by e-mail each time a document is published advising them that it is available for viewing on GKN's website. The e-mail will contain a link to the relevant page on the website, providing shareholders with easy access to the document which can then be read or printed. By electing for this electronic option, shareholders will receive documents more speedily, avoid the possibilities of delays in the postal system, save postage costs and help conserve natural resources. When registering for this service, shareholders will need to provide their 8-digit reference number which can be found on GKN plc share certificates.

Taxation

Market values of GKN plc Ordinary Shares, 'B' Shares (issued and redeemed under the return of capital in 2000) and Brambles Industries plc Ordinary Shares (issued in connection with the demerger of GKN's Industrial Services businesses in 2001) for Capital Gains Tax (CGT) purposes are as follows:

First day of trading market values[(a)]

	GKN Ordinary Shares	'B' Shares	Brambles Ordinary Shares
30 May 2000[(b)]	914.5p (98.736774%)	11.7p (1.263226%)	–
7 August 2001[(c)]	282.5p (43.943224%)	–	360.375p (56.056776%)

1965/1982 market values

	GKN Ordinary Shares unadjusted for 'B' Shares or demerger[(d)]	GKN Ordinary Shares adjusted for 'B' Shares but not demerger[(e)]	GKN Ordinary Shares adjusted for 'B' Shares and demerger[(e)]	'B' Shares[(e)]	Brambles Ordinary Shares[(e)]
6 April 1965	116.175p	114.707p	50.406p	1.468p	64.301p
31 March 1982	104.870p	103.545p	45.501p	1.325p	58.044p

GKN single company ISA

Lloyds TSB Registrars operate a Single Company ISA in which GKN plc Ordinary Shares can be held in a tax efficient manner. Full details and an application form can be obtained by calling the Lloyds TSB Registrars' ISA Helpline on 0870 24 24 244 or by visiting the Shareview website (see page 17). Investors should note that the value of any tax benefit will vary according to individual circumstances and the tax rules relating to ISAs may change in the future. If you are in any doubt you should seek professional advice.

GKN American Depositary Receipts

GKN has a sponsored Level 1 American Depositary Receipt (ADR) programme for which The Bank of New York acts as Depositary. Each ADR represents one GKN plc Ordinary Share. The ADRs trade in the US over-the-counter (OTC) market under the symbol GKNLY. When dividends are paid to shareholders, the Depositary converts such dividends into US dollars, net of fees and expenses, and distributes the net amount to ADR holders. For enquiries, The Bank of New York can be contacted by telephone on +1-800-345-1612 or +1-888-BNY-ADRS (toll-free for US residents only), via their website at www.adrbny.com or by e-mail enquiry to shareowners@bankofny.com.

Unsolicited mail

GKN is obliged by law to make its share register publicly available and as a consequence some shareholders may have received unsolicited mail. If you wish to limit the amount of such mail you should contact the Mailing Preference Service whose address is DMA House, 70 Margaret Street, London W1W 8SS. Alternatively they may be contacted by telephone on 020 7291 3310, via their website at www.mpsonline.org.uk or by e-mail addressed to mps@dma.org.uk.

(a) The stated market values are used to allocate the base cost of GKN Ordinary Shares, on the basis of the relative percentages specified, between GKN Ordinary Shares and 'B' Shares and between GKN Ordinary Shares and Brambles Ordinary Shares in calculating any CGT liability under the 'B' Share return of capital and the Industrial Services businesses demerger arrangements. Worked examples and guides to the general tax position of United Kingdom shareholders under these arrangements are given in the circulars dated 20 April 2000 and 22 June 2001 respectively, copies of which are available on request from GKN's Corporate Centre (see page 17).

(b) Being the first day of trading of the 'B' Shares.

(c) Being the first day of trading of the Brambles Ordinary Shares. From this date, the

(d) Adjusted for subsequent rights and capitalisation issues (prior to the issue of 'B' Shares on 30 May 2000) and the two for one GKN Ordinary Share split in May 1998.

(e) If the GKN Ordinary Shares in respect of which the 'B' Shares/Brambles Ordinary Shares were issued were held by you on 6 April 1965 or 31 March 1982, you will be deemed to have also held the 'B' Shares/Brambles Ordinary Shares on such date. In such cases, the 1965/1982 market values (adjusted as described in note (d)) are apportioned between GKN Ordinary Shares and 'B' Shares and, if you also received Brambles Ordinary Shares, between GKN Ordinary Shares and Brambles Ordinary Shares using the relative percentages specified above in respect of the first day of trading market values. The apportioned market values are shown in the table.

CONTACT DETAILS

Corporate Centre
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
Tel +44 (0)1527 517715
Fax +44 (0)1527 517700

London Office
7 Cleveland Row
London SW1A 1DB
Tel +44 (0)20 7930 2424
Fax +44 (0)20 7930 3255

e-mail: information@gkn.com
Website: www.gkn.com
Registered in England No. 4191106

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel 0870 600 3962
(+44 121 415 7039 from outside UK)
Fax 0870 600 3980
(+44 1903 854031 from outside UK)

Websites: www.lloydstsb-registrars.co.uk
www.shareview.co.uk

The interim results were published on 5 August 2004. This Interim Report was posted to shareholders on 12 August 2004 and is also available on the GKN website.

ion and Attendance Card

GKN PLC

lders are invited to attend the GKN Extraordinary General Meeting to be held at the on of Electrical Engineers, Savoy Place, London WC2R 0BL at 3 p.m. on Wednesday, ıber 2004. If you wish to attend the Meeting please bring this card with you and present registration desk.

: entitled to appoint a proxy of your own choice who need not be a shareholder of GKN plc. If you ɔpoint a proxy other than the Chairman of the Meeting, please delete the words 'the Chairman of ng/', initial the alteration and PRINT the name of the proxy in the space provided.

indicate, by filling in the appropriate box in black ink, how you wish your votes to be cast on the ı (opposite) to be proposed at the Meeting. If you sign the proxy form and return it without any irections your proxy will vote or abstain at his or her discretion.

te withheld option is provided to enable you to abstain on the resolution. *It should be noted that a vote ; not a vote in law and will not be counted as a vote For or Against the resolution.*

alid the proxy form must be lodged with Lloyds TSB Registrars **by 3 p.m. on Monday, 30 August** pre-paid reply card is printed on the reverse. If you prefer, you may return the proxy form in an to Lloyds TSB Registrars, FREEPOST SEA 7152, The Causeway, Worthing, BN99 6BG (no stamp if posted in Gt Britain, Channel Islands or the Isle of Man). The return of a completed proxy form revent a shareholder from attending and voting in person at the Meeting.

case of joint holders the signature of one holder will be accepted. In the case of a corporation the rm must be executed under its common seal or under the hand of a duly authorised officer or Any alterations made to the proxy form should be initialled.

ment to attend and vote at the Meeting and the number of votes which may be cast at the Meeting etermined by reference to the Company's register of members at 6.00 p.m. on Monday, 30 August the Meeting is adjourned, entitlement to attend and vote will be determined by reference to the 's register of members at 6.00 p.m. two days before the day of the adjourned Meeting.

lectronically

, if you wish, register the appointment of your proxy electronically either via the website revote.co.uk or, if you hold your shares through CREST, using the CREST electronic proxy ent service. To use Sharevote you will need your personal Authentication Reference Number (this ies of 24 numbers printed under your name on the proxy form). Alternatively, if you have already l with Lloyds TSB Registrars' online portfolio service Shareview, you can appoint your proxy at review.co.uk (click on 'Company Meetings'). Full details and instructions are given on the websites. e CREST service please refer to the Notes to the Notice of Extraordinary General Meeting in the er circular. Please note that any electronic communication found to contain a computer virus will cepted.

Proxy Form – EGM

GKN PLC

EXEMPTION NO. 82 - 5204

Reference Number | Card ID | Account Number

If you do not wish to attend the Meeting please complete and return this proxy form.
You can submit your proxy *form electronically* at www.sharevote.co.uk (see opposite) using the above numbers.

I/We, the undersigned, being (a) member(s) of GKN plc HEREBY APPOINT the Chairman of the Meeting/ (see note 1) ______________________ as my/our proxy to vote for me/us on my/our behalf on any matter which may properly come before the Extraordinary General Meeting of GKN plc to be held on Wednesday, 1 September 2004 and/or any adjournment(s) thereof.

Please indicate your instruction by marking the appropriate box in black ink like this ■

	For	Against	Vote Withheld*
To approve the disposal of GKN's 50% interest in AgustaWestland and related property	☐	☐	☐

*See note 3

Signature ______________ Date ______________

Please mark this box if signing on behalf of the shareholder as Attorney. ☐

This form should not be used for any comments, change of address or other queries. Please send separate instruction.

2402–004–6

RESPONSE LICENCE No.
SEA 7152

1

LLOYDS TSB REGISTRARS
THE CAUSEWAY
WORTHING
BN99 6BG